EXHIBIT 99.1
FOR IMMEDIATE RELEASE
Federal Signal Reports Third Quarter Results Including 6% Organic Net Sales Growth and Double-Digit Earnings Improvement; Raises Full-Year Earnings Outlook and EBITDA Margin Targets for Safety and Security Systems Group
Downers Grove, Illinois, October 31, 2024 — Federal Signal Corporation (NYSE:FSS) (the “Company”), a leader in environmental and safety solutions, today reported financial results for the third quarter ended September 30, 2024.
Third Quarter Highlights
•Net sales of $474 million, up $28 million, or 6%, from last year
•Operating income of $75.9 million, up $13.4 million, or 21%, from last year
•GAAP Diluted EPS of $0.87, up $0.16, or 23%, from last year
•Adjusted EPS of $0.88, up $0.17, or 24%, from last year
•Backlog of $1.03 billion, up $27 million, or 3%, from last year
•Operating cash flow of $69 million, up $21 million, or 43%, from last year
•Raises 2024 adjusted EPS* outlook to a new range of $3.30 to $3.40, from the prior range of $3.20 to $3.35
•Raises EBITDA margin targets for the Safety and Security Systems Group to a new range of 18% to 24%, from the previous range of 17% to 21%

Consolidated net sales for the third quarter were $474 million, an increase of $28 million, or 6%, compared to the prior-year quarter. Net income for the third quarter was $53.9 million, or $0.87 per diluted share, compared to $43.3 million, or $0.71 per diluted share, in the prior-year quarter.
The Company also reported adjusted net income for the third quarter of $54.2 million, or $0.88 per diluted share, compared to $43.8 million, or $0.71 per diluted share, in the prior-year quarter. The Company is reporting adjusted results to facilitate comparisons of underlying performance on a year-over-year basis. A reconciliation of these and other non-GAAP measures is provided at the conclusion of this news release.
Organic Year-over-Year Net Sales Growth and Double-Digit Improvement in Earnings; Raising EBITDA Margin Targets for the Safety and Security Systems Group
“With our teams’ continued focus on operational execution and serving our customers, our businesses were able to deliver 6% year-over-year organic net sales growth, double-digit earnings improvement, gross margin expansion, and a 200-basis point increase in adjusted EBITDA margin during the third quarter,” commented Jennifer L. Sherman, President and Chief Executive Officer. “Our Environmental Solutions Group delivered 7% year-over-year net sales growth and a 21% increase in adjusted EBITDA. Production increases at several of our businesses and continued price realization were meaningful growth drivers. In addition, our third quarter results benefited from strong year-over-year growth in all four of our aftermarket revenue streams, which contributed to a 10% overall increase in aftermarket revenues. Our Safety and Security Systems Group also delivered impressive results, with 4% top line growth and an adjusted EBITDA margin of approximately 23%. With its consistently strong performance over the last several quarters, we are raising the EBITDA margin targets for our Safety and Security Systems Group to a new range of 18% to 24%, from the previous range of 17% to 21%.”
In the Environmental Solutions Group, net sales for the third quarter were $398 million, up $25 million, or 7%, compared to the prior-year quarter. In the Safety and Security Systems Group, net sales were $76 million, up $3 million, or 4%, compared to the prior-year quarter.
Consolidated operating income for the third quarter was $75.9 million, up $13.4 million, or 21%, compared to the prior-year quarter. Consolidated operating margin for the third quarter was 16.0%, up from 14.0% in the prior-year quarter.

Consolidated adjusted earnings before interest, tax, depreciation and amortization (“adjusted EBITDA”) for the third quarter was $93.0 million, up $14.5 million, or 18%, compared to the prior-year quarter, and consolidated adjusted EBITDA margin was 19.6%, up from 17.6% in the prior-year quarter.
In the Environmental Solutions Group, adjusted EBITDA for the third quarter was $87.2 million, up $15.2 million, or 21%, compared to the prior-year quarter, and its adjusted EBITDA margin was 21.9%, up from 19.3% last year. In the Safety and Security Systems Group, adjusted EBITDA for the third quarter was $17.8 million, up $3.2 million, or 22%, compared to the prior-year quarter, and its adjusted EBITDA margin was 23.4%, up from 19.9% last year.
Consolidated orders for the third quarter were $426 million, compared to $450 million in the prior-year quarter. Consolidated backlog at September 30, 2024 was $1.03 billion, an increase of $27 million, or 3%, from last year.
Increased Operating Cash Flow Further Strengthens Financial Position, Providing Flexibility to Fund Growth Opportunities and Cash Returns to Stockholders
Net cash provided by operating activities during the third quarter was $69 million, an increase of $21 million, or 43%, from the prior-year quarter. Net cash provided by operating activities in the first nine months of this year totaled $141 million, an increase of $50 million, or 55%, compared to the prior-year period.
At September 30, 2024, consolidated debt was $231 million, total cash and cash equivalents were $74 million, and the Company had $557 million of availability for borrowings under its credit facility.
“Our operating cash flow generation this quarter was outstanding, enabling us to pay down approximately $25 million of debt during the quarter,” said Sherman. “So far this year, our operating cash flow has increased by 55% compared to last year, further strengthening our financial position and providing significant flexibility to invest in organic growth initiatives, pursue additional strategic M&A opportunities, and fund cash returns to stockholders through dividends and opportunistic share repurchases.”
The Company funded dividends of $7.3 million during the third quarter, reflecting a dividend of $0.12 per share, and recently announced a similar $0.12 per share dividend that will be payable in the fourth quarter of 2024. The Company also funded stock repurchases of $4.4 million during the third quarter.
Outlook
“Demand for our products and aftermarket offerings remains high, with our order intake this quarter contributing to a backlog of $1.03 billion, an increase of 3% compared to last year,” noted Sherman. “With our third quarter performance, our current backlog, and continued execution against our strategic initiatives, we are raising our full-year adjusted EPS* outlook to a new range of $3.30 to $3.40, from the prior range of $3.20 to $3.35. We are also narrowing our full-year net sales outlook to a new range of between $1.86 billion and $1.88 billion, from the previous range of $1.85 billion to $1.90 billion.”
CONFERENCE CALL
Federal Signal will host its third quarter conference call on Thursday, October 31, 2024 at 10:00 a.m. Eastern Time. The call will last approximately one hour. The call may be accessed over the internet through Federal Signal’s website at www.federalsignal.com or by dialing phone number 1-877-704-4453 and entering the pin number 13749732. A replay will be available on Federal Signal’s website shortly after the call.
About Federal Signal
Federal Signal Corporation (NYSE: FSS) builds and delivers equipment of unmatched quality that moves material, cleans infrastructure, and protects the communities where we work and live. Founded in 1901, Federal Signal is a leading global designer, manufacturer and supplier of products and total solutions that serve municipal, governmental, industrial, and commercial customers. Headquartered in Downers Grove, Ill., with manufacturing facilities worldwide, the Company operates two groups: Environmental Solutions and Safety and Security Systems. For more information on Federal Signal, visit: www.federalsignal.com.
“Safe Harbor” Statement under the Private Securities Litigation Reform Act of 1995
This release contains unaudited financial information and various forward-looking statements as of the date hereof and we undertake no obligation to update these forward-looking statements regardless of new developments or otherwise. Statements in this release that are not historical are forward-looking statements. Such statements are subject to various risks and uncertainties that could cause actual results to vary materially from those stated. Such risks and uncertainties include but are not limited to: economic and political uncertainty, risks and adverse economic effects associated with geopolitical conflicts, legal and regulatory developments, foreign currency exchange rate changes, inflationary pressures, product and price competition, supply chain disruptions, availability and pricing of raw materials, interest rate changes, risks associated with acquisitions such as integration of operations and achieving anticipated revenue and cost benefits, work stoppages, increases in pension funding requirements, cybersecurity risks, increased legal expenses and litigation results and other risks, and uncertainties described in filings with the Securities and Exchange Commission.
Contact: Ian Hudson, Chief Financial Officer, +1-630-954-2000, ihudson@federalsignal.com
* Adjusted earnings per share (“EPS”) is a non-GAAP measure, which includes certain adjustments to reported GAAP net income and diluted EPS. In the three and nine months ended September 30, 2024 and 2023, we made adjustments to exclude the impact of acquisition and integration-related expenses, net, and certain special income tax items, where applicable. In prior years, we have also made adjustments to exclude the impact of environmental remediation costs of a discontinued operation, purchase accounting effects, pension settlement charges, and certain other unusual or non-recurring items. Should any similar items occur in the remainder of 2024, we would expect to exclude them from the determination of adjusted EPS. However, because of the underlying uncertainty in quantifying amounts which may not yet be known, a reconciliation of our Adjusted EPS outlook to the most applicable GAAP measure is excluded based on the unreasonable efforts exception in Item 10(e)(1)(i)(B).

FEDERAL SIGNAL CORPORATION AND SUBSIDIARIES
CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS (Unaudited)

	Three Months Ended September 30,		Nine Months Ended September 30,
(in millions, except per share data)	2024	2023	2024	2023
Net sales	$474.2	$446.4	$1,389.5	$1,274.3
Cost of sales	333.8	328.7	989.1	943.5
Gross profit	140.4	117.7	400.4	330.8
Selling, engineering, general and administrative expenses	60.1	50.6	175.6	156.0
Amortization expense	3.8	3.9	11.2	11.4
Acquisition and integration-related expenses, net	0.6	0.7	2.3	2.0
Operating income	75.9	62.5	211.3	161.4
Interest expense, net	3.0	5.1	9.4	15.4
Other expense, net	0.3	0.3	0.9	1.5
Income before income taxes	72.6	57.1	201.0	144.5
Income tax expense	18.7	13.8	34.7	33.5
Net income	$53.9	$43.3	$166.3	$111.0
Earnings per share:
Basic	$0.88	$0.71	$2.73	$1.83
Diluted	$0.87	$0.71	$2.70	$1.81
Weighted average common shares outstanding:
Basic	61.0	60.8	61.0	60.7
Diluted	61.7	61.4	61.7	61.4
Cash dividends declared per common share	$0.12	$0.10	$0.36	$0.29

Operating data:
Operating margin	16.0%	14.0%	15.2%	12.7%
Adjusted EBITDA	$93.0	$78.5	$261.3	$208.5
Adjusted EBITDA margin	19.6%	17.6%	18.8%	16.4%
Total orders	$425.9	$450.2	$1,401.6	$1,405.1
Backlog	1,032.8	1,005.8	1,032.8	1,005.8
Depreciation and amortization	16.5	15.3	47.7	45.1

FEDERAL SIGNAL CORPORATION AND SUBSIDIARIES
CONDENSED CONSOLIDATED BALANCE SHEETS

	September 30, 2024	December 31, 2023
(in millions, except per share data)	(Unaudited)
ASSETS
Current assets:
Cash and cash equivalents	$73.7	$61.0
Accounts receivable, net of allowances for doubtful accounts of $2.6 and $2.5, respectively	220.3	186.2
Inventories	337.0	303.4
Prepaid expenses and other current assets	18.2	19.6
Total current assets	649.2	570.2
Properties and equipment, net of accumulated depreciation of $186.5 and $173.3, respectively	205.6	190.8
Rental equipment, net of accumulated depreciation of $52.6 and $47.5, respectively	159.8	134.8
Operating lease right-of-use assets	27.0	21.0
Goodwill	471.6	472.7
Intangible assets, net of accumulated amortization of $82.0 and $70.7, respectively	197.1	207.5
Deferred tax assets	11.7	12.0
Other long-term assets	11.6	11.5
Total assets	$1,733.6	$1,620.5
LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities:
Current portion of long-term borrowings and finance lease obligations	$8.1	$4.7
Accounts payable	88.9	66.7
Customer deposits	22.0	27.1
Accrued liabilities:
Compensation and withholding taxes	41.0	42.3
Current operating lease liabilities	7.1	6.8
Other current liabilities	62.3	48.2
Total current liabilities	229.4	195.8
Long-term borrowings and finance lease obligations	223.3	294.3
Long-term operating lease liabilities	20.7	14.9
Long-term pension and other postretirement benefit liabilities	41.0	44.2
Deferred tax liabilities	56.5	53.2
Other long-term liabilities	13.3	16.2
Total liabilities	584.2	618.6
Stockholders’ equity:
Common stock, $1 par value per share, 90.0 shares authorized, 70.3 and 70.0 shares issued, respectively	70.3	70.0
Capital in excess of par value	306.0	291.1
Retained earnings	1,060.1	915.8
Treasury stock, at cost, 9.2 and 9.0 shares, respectively	(205.5)	(193.7)
Accumulated other comprehensive loss	(81.5)	(81.3)
Total stockholders’ equity	1,149.4	1,001.9
Total liabilities and stockholders’ equity	$1,733.6	$1,620.5

FEDERAL SIGNAL CORPORATION AND SUBSIDIARIES
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS (Unaudited)

	Nine Months Ended September 30,
(in millions)	2024	2023
Operating activities:
Net income	$166.3	$111.0
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	47.7	45.1
Stock-based compensation expense	12.2	8.9
Changes in fair value of contingent consideration	0.1	(0.2)
Amortization of interest rate swap settlement gain	(1.4)	(1.8)
Deferred income taxes	4.0	2.0
Changes in operating assets and liabilities	(88.2)	(74.0)
Net cash provided by operating activities	140.7	91.0
Investing activities:
Purchases of properties and equipment	(32.1)	(21.4)
Payments for acquisition-related activity, net of cash acquired	—	(55.1)
Other, net	1.3	0.8
Net cash used for investing activities	(30.8)	(75.7)
Financing activities:
(Decrease) increase in revolving lines of credit, net	(64.4)	4.6
Payments on long-term borrowings	(1.6)	—
Purchases of treasury stock	(4.5)	(4.3)
Redemptions of common stock to satisfy withholding taxes related to stock-based compensation	(6.0)	(5.6)
Payments for acquisition-related activity	—	(0.5)
Cash dividends paid to stockholders	(22.0)	(17.7)
Proceeds from stock-based compensation activity	1.6	2.3
Other, net	(0.3)	—
Net cash used for financing activities	(97.2)	(21.2)
Effects of foreign exchange rate changes on cash and cash equivalents	—	(0.6)
Increase (decrease) in cash and cash equivalents	12.7	(6.5)
Cash and cash equivalents at beginning of year	61.0	47.5
Cash and cash equivalents at end of period	$73.7	$41.0

FEDERAL SIGNAL CORPORATION AND SUBSIDIARIES
GROUP RESULTS (Unaudited)
The following tables summarize group operating results as of and for the three and nine months ended September 30, 2024 and 2023:
Environmental Solutions Group

	Three Months Ended September 30,			Nine Months Ended September 30,
($ in millions)	2024	2023	Change	2024	2023	Change
Net sales	$398.2	$373.0	$25.2	$1,161.0	$1,064.8	$96.2
Operating income	71.5	57.2	14.3	196.1	151.0	45.1
Adjusted EBITDA	87.2	72.0	15.2	241.9	193.9	48.0
Operating data:
Operating margin	18.0%	15.3%	2.7%	16.9%	14.2%	2.7%
Adjusted EBITDA margin	21.9%	19.3%	2.6%	20.8%	18.2%	2.6%
Total orders	$352.7	$374.8	$(22.1)	$1,176.6	$1,179.2	$(2.6)
Backlog	979.7	938.6	41.1	979.7	938.6	41.1
Depreciation and amortization	15.4	14.3	1.1	44.4	41.8	2.6
Safety and Security Systems Group

	Three Months Ended September 30,			Nine Months Ended September 30,
($ in millions)	2024	2023	Change	2024	2023	Change
Net sales	$76.0	$73.4	$2.6	$228.5	$209.5	$19.0
Operating income	16.8	13.7	3.1	48.9	39.9	9.0
Adjusted EBITDA	17.8	14.6	3.2	51.9	43.0	8.9
Operating data:
Operating margin	22.1%	18.7%	3.4%	21.4%	19.0%	2.4%
Adjusted EBITDA margin	23.4%	19.9%	3.5%	22.7%	20.5%	2.2%
Total orders	$73.2	$75.4	$(2.2)	$225.0	$225.9	$(0.9)
Backlog	53.1	67.2	(14.1)	53.1	67.2	(14.1)
Depreciation and amortization	1.0	0.9	0.1	3.0	3.1	(0.1)
Corporate Expenses
Corporate operating expenses were $12.4 million and $8.4 million for the three months ended September 30, 2024 and 2023, respectively. For the nine months ended September 30, 2024 and 2023, corporate operating expenses were $33.7 million and $29.5 million, respectively.

SEC REGULATION G NON-GAAP RECONCILIATION
The financial measures presented below are unaudited and are not in accordance with U.S. generally accepted accounting principles (“GAAP”). The non-GAAP financial information presented herein should be considered supplemental to, and not a substitute for, or superior to, financial measures calculated in accordance with GAAP. The Company has provided this supplemental information to investors, analysts, and other interested parties to enable them to perform additional analyses of operating results, to illustrate the results of operations giving effect to the non-GAAP adjustments shown in the reconciliations below, and to provide an additional measure of performance which management considers in operating the business.
Adjusted Net Income and Earnings Per Share (“EPS”):
The Company believes that modifying its 2024 and 2023 net income and diluted EPS provides additional measures which are representative of the Company’s underlying performance and improves the comparability of results across reporting periods. During the three and nine months ended September 30, 2024 and 2023 adjustments were made to reported GAAP net income and diluted EPS to exclude the impact of acquisition and integration-related expenses, net, environmental remediation costs of a discontinued operation and certain special income tax items, where applicable.

	Three Months Ended September 30,		Nine Months Ended September 30,
(in millions)	2024	2023	2024	2023
Net income, as reported	$53.9	$43.3	$166.3	$111.0
Add:
Income tax expense	18.7	13.8	34.7	33.5
Income before income taxes	72.6	57.1	201.0	144.5
Add:
Acquisition and integration-related expenses, net	0.6	0.7	2.3	2.0
Environmental remediation costs of a discontinued operation (a)	—	—	—	0.8
Adjusted income before income taxes	73.2	57.8	203.3	147.3
Adjusted income tax expense (b) (c)	(19.0)	(14.0)	(50.8)	(34.2)
Adjusted net income	$54.2	$43.8	$152.5	$113.1

	Three Months Ended September 30,		Nine Months Ended September 30,
(dollars per diluted share)	2024	2023	2024	2023
EPS, as reported	$0.87	$0.71	$2.70	$1.81
Add:
Income tax expense	0.31	0.22	0.56	0.55
Income before income taxes	1.18	0.93	3.26	2.36
Add:
Acquisition and integration-related expenses, net	0.01	0.01	0.04	0.03
Environmental remediation costs of a discontinued operation (a)	—	—	—	0.01
Adjusted income before income taxes	1.19	0.94	3.30	2.40
Adjusted income tax expense (b) (c)	(0.31)	(0.23)	(0.83)	(0.56)
Adjusted EPS	$0.88	$0.71	$2.47	$1.84
(a)    Environmental remediation costs of a discontinued operation in the nine months ended September 30, 2023 relate to estimated environmental clean up costs at a facility associated with a business that was discontinued in 2009. Such charges are included as a component of Other expense, net on the Condensed Consolidated Statements of Operations.
(b)    Adjusted income tax expense for the three and nine months ended September 30, 2024 was recomputed after excluding the tax impacts of acquisition and integration-related expenses, net. Adjusted income tax expense for the nine months ended September 30, 2024 also excludes $15.6 million of discrete tax benefits that were recognized in connection with the amendment of certain federal and state tax returns to claim a worthless stock deduction.
(c)    Adjusted income tax expense for the three and nine months ended September 30, 2023 was recomputed after excluding the tax impacts of acquisition and integration-related expenses, net, and environmental remediation costs of a discontinued operation.

Adjusted EBITDA and Adjusted EBITDA Margin:
The Company uses adjusted EBITDA and the ratio of adjusted EBITDA to net sales (“adjusted EBITDA margin”), at both the consolidated and segment level, as additional measures which are representative of its underlying performance and to improve the comparability of results across reporting periods. We believe that investors use versions of these metrics in a similar manner. For these reasons, the Company believes that adjusted EBITDA and adjusted EBITDA margin, at both the consolidated and segment level, are meaningful metrics to investors in evaluating the Company’s underlying financial performance.
Consolidated adjusted EBITDA is a non-GAAP measure that represents the total of net income, interest expense, net, acquisition and integration-related expenses, net, other expense, net, income tax expense, and depreciation and amortization expense, as applicable. Consolidated adjusted EBITDA margin is a non-GAAP measure that represents the total of net income, interest expense, net, acquisition and integration-related expenses, net, other expense, net, income tax expense, and depreciation and amortization expense, as applicable, divided by net sales for the applicable period(s).
Segment adjusted EBITDA is a non-GAAP measure that represents the total of segment operating income, acquisition and integration-related expenses, net, and depreciation and amortization expense, as applicable. Segment adjusted EBITDA margin is a non-GAAP measure that represents the total of segment operating income, acquisition and integration-related expenses, net, and depreciation and amortization expense, as applicable, divided by segment net sales for the applicable period(s). Segment operating income includes all revenues, costs and expenses directly related to the segment involved. In determining segment operating income, neither corporate nor interest expenses are included. Segment depreciation and amortization expense relates to those assets, both tangible and intangible, that are utilized by the respective segment.
Other companies may use different methods to calculate adjusted EBITDA and adjusted EBITDA margin.
Consolidated
The following table summarizes the Company’s consolidated adjusted EBITDA and adjusted EBITDA margin and reconciles net income to consolidated adjusted EBITDA for the three and nine months ended September 30, 2024 and 2023:

	Three Months Ended September 30,		Nine Months Ended September 30,
($ in millions)	2024	2023	2024	2023
Net income	$53.9	$43.3	$166.3	$111.0
Add:
Interest expense, net	3.0	5.1	9.4	15.4
Acquisition and integration-related expenses, net	0.6	0.7	2.3	2.0
Other expense, net	0.3	0.3	0.9	1.5
Income tax expense	18.7	13.8	34.7	33.5
Depreciation and amortization	16.5	15.3	47.7	45.1
Consolidated adjusted EBITDA	$93.0	$78.5	$261.3	$208.5

Net sales	$474.2	$446.4	$1,389.5	$1,274.3

Consolidated adjusted EBITDA margin	19.6%	17.6%	18.8%	16.4%

Environmental Solutions Group
The following table summarizes the Environmental Solutions Group’s adjusted EBITDA and adjusted EBITDA margin and reconciles operating income to adjusted EBITDA for the three and nine months ended September 30, 2024 and 2023:

	Three Months Ended September 30,		Nine Months Ended September 30,
($ in millions)	2024	2023	2024	2023
Operating income	$71.5	$57.2	$196.1	$151.0
Add:
Acquisition and integration-related expenses, net	0.3	0.5	1.4	1.1
Depreciation and amortization	15.4	14.3	44.4	41.8
Adjusted EBITDA	$87.2	$72.0	$241.9	$193.9

Net sales	$398.2	$373.0	$1,161.0	$1,064.8

Adjusted EBITDA margin	21.9%	19.3%	20.8%	18.2%
Safety and Security Systems Group
The following table summarizes the Safety and Security Systems Group’s adjusted EBITDA and adjusted EBITDA margin and reconciles operating income to adjusted EBITDA for the three and nine months ended September 30, 2024 and 2023:

	Three Months Ended September 30,		Nine Months Ended September 30,
($ in millions)	2024	2023	2024	2023
Operating income	$16.8	$13.7	$48.9	$39.9
Add:
Depreciation and amortization	1.0	0.9	3.0	3.1
Adjusted EBITDA	$17.8	$14.6	$51.9	$43.0

Net sales	$76.0	$73.4	$228.5	$209.5

Adjusted EBITDA margin	23.4%	19.9%	22.7%	20.5%